June 4, 2003




Mr. Mark Egan
Marlin Capital Corporation
General Partner of The Private Investment Fund, LP
875 N. Michigan Avenue
Chicago, IL 60611-1896

Dear Mr. Egan,

	This letter is in further response to your letter to me of March 24, 2003 and the question asked by your representative, Mr. Logan, at the annual meeting of shareholders of Edge Petroleum Corporation (the Company) on May 7, 2003. As Mr. Elias advised Mr. Logan at the annual meeting, we do not view your March 24, 2003 letter to constitute continuing shareholder proposals for consideration at the Companys 2004 annual meeting. You should be aware that shareholder proposals for an annual meeting must be made in accordance with the bylaws of the Company of Delaware state law. Our bylaws require, among other things, that the proposal include a representation that the stockholder intends to appear in person or by proxy at the meeting to bring the proposed business before the annual meeting and that the proposal be a proper subject for stockholder action.
In addition, there are other legal requirements to keep in mind, including without limitation that some matters, including cumulative voting of shares and the term of directors would require changes to the Companys charter, which under Delaware law would have to be proposed and approved by the Board, and that the proposal when adapted must work with the Companys charter and bylaws.

	Furthermore, on May 7, 2003, the Board of Directors amended the provisions of the Companys bylaws to change the deadline by which advance notice by a stockholder of any business to be brought before an annual meeting of stockholders must be given to the Secretary of the Company. Generally, the new deadline provides that for business to be brought by a stockholder before an annual meeting, written notice of the stockholder proposals must be given not less than 120 days prior to the anniversary of the prior years meeting, with certain exceptions if the date of the annual meeting is different by more than specified amounts from the anniversary date of the prior years meeting. Similar changes were made for shareholder nominations for election to the Board. We did this because management and the Board believed that the original deadline for submission of the shareholder proposals, as set forth in our bylaws, did not give enough time to adequately address and respond to such proposals given the pressures and exigencies of proxy season, 10K preparation and earnings release, all of which have been made more tedious by the added requirements of Sarbanes-Oxley. A copy of this bylaw amendment is filed as an exhibit to our latest Quarterly Report on Form 10Q for your reference.

	As a result of these changes, if the date of the 2004 Annual Meeting of Stockholders is not more than 30 days before, nor more than 60 days after, the first anniversary of the date of the 2003 Annual Meeting, stockholders who wish to nominate directors or to bring other business before the 2004 Annual Meeting of Stockholders must notify the Company no later than January 8, 2004.

	Please note that compliance with the above procedures does not require the Company to include the proposal in the Companys proxy solicitation material, which is a separate matter governed by Rule 14a-8 under the Securities Exchange
Act of 1934, as amend. Rule 14a-8 addresses when a company must include a stockholders proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of stockholders. We refer you to the Companys Proxy
Statement dated April 7, 2003 in this regard. Stockholder proposals must also be otherwise eligible for inclusion under federal law.

	The foregoing information supersedes some of the information included under Additional Information Stockholder Proposals in the Companys Proxy Statement dated April 7, 2003. I hope the foregoing information is helpful to you. However, this letter is not intended to be a full discussion or acknowledgement of your rights or those of the Company in this area, or to address all of the issues arising under your March 24, 2003 letter or to limit the Companys further actions. You are encouraged to seek your own legal counsel in that regard.

						Very Truly Yours,



						Robert C. Thomas

RCT/km

Cc: Edge Directors